Exhibit(a)(1)(x)

February 27, 2004

Offer to Purchase Common Stock of Limited Brands, Inc.

Notice to Holders of Vested Stock Options:

As you may already know, Limited Brands, Inc. (“Limited Brands” or the “Company”) has recently announced its offer to purchase up to 44,444,000 shares of the Company’s common stock, $0.50 par value per share (such shares, together with all other outstanding shares of common stock of Limited Brands, are herein referred to as the “shares”), at a price specified by such stockholders not greater than $22.50 nor less than $19.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2004 and in the related blue Letter of Transmittal (such documents and related materials, the “Tender Offer Documents”), which together as may be amended or supplemented from time to time constitute the tender offer. You may obtain copies of the Tender Offer Documents by calling the Stock Option Information Hotline at (614) 415-1500.

As a holder of vested stock options, you may wish to exercise any or all of your options that are vested on or before March 19, 2004, and then tender the shares so acquired to the Company pursuant to the terms of the tender offer. March 19, 2004 is the last day that you may exercise your vested options in order to tender the shares subject to such options in the tender offer. To assist you, attached is a summary of your stock option grants, including the grant date, exercise price, and the number of options from each grant that are vested as of February 24, 2004. In the event that you have options vesting after February 24, 2004 but on or before March 19, 2004, such additional options, once vested, may be exercised not later than March 19, 2004 for purposes of tendering the underlying shares in the tender offer.

You will need to evaluate the Tender Offer Documents, which you may obtain by calling the Stock Option Information Hotline, to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants and the years left yet to exercise your options, the range of tender prices, and the provisions for pro rata purchases by the Company outlined in the tender offer.

The Company will, upon the terms and subject to the conditions of the tender offer, determine a single per share price, not greater than $22.50 nor less than $19.75 per share, that it will pay for the shares validly tendered pursuant to the tender offer and not properly withdrawn, taking into account the number of shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest purchase price that will allow it to purchase 44,444,000 shares or, if a lesser number of shares are validly tendered, such lesser number as are validly tendered and not properly withdrawn. All stockholders whose shares are purchased by the Company will receive the purchase price for each share purchased in the tender offer. In the event the final purchase price is less than the maximum price of $22.50 per share and more than 44,444,000 shares are tendered in the tender offer at or below the purchase price, Limited Brands intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that it repurchases up to $1 billion of its shares. Limited Brands also expressly reserves the right, in its sole discretion, to purchase additional shares subject to applicable legal requirements.

We strongly encourage you to discuss the tender offer with your tax advisor or broker. Merrill Lynch is also available to assist in answering any questions you may have. They can be reached at (614) 225-3194, if calling from Columbus, Ohio, or (800) 216-1606 (toll-free), if calling from outside Columbus, Ohio.

If you decide to exercise any of your stock options, attached is a Notice of Exercise for you to use. The tender offer will expire at 12 Midnight, New York City time, on Thursday, March 25, 2004 (the “Expiration Date”) unless extended by the Company. If you do intend to exercise stock options in order to tender shares in the tender offer, you will need to exercise your options by 3:00 p.m., Friday, March 19, 2004, New York City time, in order to obtain shares to tender by Thursday, March 25, 2004 (the Expiration Date).

Upon the terms and subject to the conditions of the tender offer, if more than 44,444,000 shares, or such greater number of shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, at prices at or below the purchase price, the Company will purchase shares on the following basis:

•	First, all shares properly tendered and not properly withdrawn before the Expiration Date from all holders of an aggregate of fewer than 100 shares (“odd lots”) who (1) tender all shares owned beneficially or of record at a price at or below the purchase price (partial tenders will not qualify for this preference), and (2) complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•	Second, subject to the conditional tender provisions described in the Offer to Purchase, all other shares tendered at or below the purchase price, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares; and

•	Third, only if necessary to permit the Company to purchase 44,444,000 shares, or such greater number of shares as the Company may elect to purchase subject to applicable law, shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn before the Expiration Date, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of the Company by Banc of America Securities LLC or J.P. Morgan Securities Inc., the Dealer Managers for the tender offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.